[GRAPHIC OMITTED] ACERGY

PRESS RELEASE

                  ACERGY S.A. ANNOUNCES SECOND QUARTER RESULTS

London, England - July 11, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today unaudited results for the second quarter which ended on May 31, 2007.

FINANCIAL HIGHLIGHTS

                                                        THREE MONTHS ENDED          SIX MONTHS ENDED
                                                    -------------------------   -------------------------
in $ millions                                        MAY.31.07     May.31.06    MAY.31.07     May.31.06
------------------------------------------------    -----------   -----------   -----------   -----------
                                                      UNAUDITED     Unaudited    UNAUDITED     Unaudited
Net operating revenue from continuing operations          634.0         536.8        1,199.8         904.4
Gross profit                                              120.8         111.6          211.2         166.8
Net operating income from continuing operations            88.5          78.0          138.0         105.6
Net income from continuing operations                      51.5          59.6           87.7          80.1
Net income / (loss) from discontinued operations            0.6          (4.3)           4.8          (0.3)
Gain on disposal of discontinued operations                   -          18.7              -          35.1
Net income                                                 52.1          74.0           92.5         114.9

                                                        THREE MONTHS ENDED          SIX MONTHS ENDED
                                                    -------------------------   -------------------------
PER SHARE DATA (Diluted)                             MAY.31.07     May.31.06     MAY.31.07     May.31.06
                                                    -----------   -----------   -----------   -----------
                                                     UNAUDITED     Unaudited     UNAUDITED     Unaudited
Earnings per share from continuing operations       $      0.26   $      0.30   $      0.44   $      0.40
Earnings per share from discontinued operations               -   $      0.07   $      0.02   $      0.18
Net earnings per share                              $      0.26   $      0.37   $      0.46   $      0.58
Weighted-average number of common shares issued           212.0         197.9         214.5         197.5
(millions)

HIGHLIGHTS
- High activity levels, complex operations and effective execution delivered solid results for the quarter
- Three significant operational milestones on Greater Plutonio were achieved successfully
- The Pertinacia and Toisa Proteus joined the fleet in April and May respectively
- The $400 million Mexilhao trunkline contract for Acergy Piper, to be executed in Brazil in 2008, was awarded to Acergy by Petrobras

POST QUARTER END ACTIVITY
-    Apache Energy awarded the $85 million Van Gogh contract in Australia
- The Seaway Heavy Lifting joint venture ordered a newbuild 5000 metric tonne DP crane vessel with Acergy equity stake increasing from 30% to 50% upon delivery of the new vessel
- Acergy announced a 50% investment in a $180 million new build diving support vessel for Northern Europe and Canada region

                                                        [GRAPHIC OMITTED] ACERGY

Tom Ehret, Chief Executive Officer, said, "During the quarter, we effectively managed high levels of activity, complex operations and a stretched logistics and supply chain, while continuing to consolidate our growth and recruit new staff. Importantly, we successfully passed three major milestones on the Greater Plutonio project, our largest project so far, and took delivery of two new ships. We still have a lot of challenging work to complete in West Africa. The award of the $400 million Mexilhao contract for the Acergy Piper further strengthens our position in Brazil. We have two additional new ships joining the fleet in the second half of this year in addition to the Sapura 3000 for our SapuraAcergy joint venture."

OPERATING REVIEW

Acergy Africa and Mediterranean - In another very active quarter in West Africa, good progress was made on the Greater Plutonio project with the completion of flowline lay, the installation of the riser tower and the mooring of the FPSO. While the most complex parts of this project are now behind us, we still have six ships offshore and currently construction is expected to be completed by the end of the third quarter of 2007. Progress continues on the Moho Bilondo project where the flowlines and manifolds were installed during the second quarter. Significant variation orders were received for the Greater Plutonio and EPC2B projects during the quarter. The level of tendering and commercial activity continues to be intense.

Acergy Northern Europe and Canada - The high level of activity continued throughout the second quarter. The Langeled tie-ins and Minke tie-back projects have been completed. The Acergy Petrel was mobilised in April for the Statoil five year frame agreement and good progress was made on a number of other projects, including the critical Shell Tampen hot-tap and the Conoco Phillips H7 bypass. Most vessels operated at full utilisation during the period.

Acergy North America and Mexico - All operational aspects of the discontinued business in Trinidad are now complete. Project management and engineering support activities continued for projects in the fast growing business in Brazil.

Acergy South America - The Pertinacia began her six year contract with Petrobras in April and is performing well. Installation work on the PRA-1 project is progressing on schedule. The Acergy Condor and Acergy Harrier performed well on their long-term contracts during the quarter, however earnings were offset by the cost of the organisational build up to manage the PRA-1, Frade and Mexilhao projects. The Toisa Conqueror ROV support contract was renewed with the new contract commencing in February 2008.

Acergy Asia and Middle East - The Dai Hung project progressed but due to equipment problems and weather downtime in the quarter this project is now loss making. The additional costs of increasing the infrastructure in this region, in order to manage anticipated deepwater construction contracts, exceeded earnings at a time when several new projects are still at an early stage of revenue recognition. An $85 million contract has been awarded by Apache Energy for work on the Van Gogh field in Australia since quarter end. We are very happy that our SURF focused strategy for the development of this region is working as commercial activity confirms our expectations of future growth.

                                                        [GRAPHIC OMITTED] ACERGY

ASSET DEVELOPMENT
Two of the five new vessels scheduled to join the fleet in 2007 were delivered in the quarter. However, the Polar Queen has suffered further shipyard delays and is now expected to join the fleet during the third quarter. This delay has necessitated rescheduling of vessels on West African projects and the impact of this is reflected in our updated guidance for the full year. The Sapura 3000 and the Acergy Viking are expected to join the fleet in the second half of the year. Since the quarter end, a $180m Diving Support Vessel has been ordered as part of the fleet rejuvenation programme with delivery expected in 2010. This new asset will be owned by a new 50/50 joint venture company and will expand the joint venture investments already underway with the Sapura 3000 in SapuraAcergy and the new 5000 metric tonne DP crane vessel in Seaway Heavy Lifting.

Non-consolidated joint ventures - The non-consolidated joint ventures saw increased activity in the quarter with a contribution of $14.3 million. NKT Flexibles, Seaway Heavy Lifting and the Subsea7 joint ventures were the major contributors. The Sapura Acergy joint venture is expected to remain loss making until delivery of the Sapura 3000 later in the year.

FINANCIAL REVIEW
Net operating revenue from continuing operations for the second quarter increased 18% to $634.0 million compared to the same quarter in 2006, primarily due to increased activity levels in West Africa and South America.

During the second quarter, certain support costs within the Northern Europe and Canada region have been reallocated from operating expenses to Selling General and Administrative (SG&A) expenses. All comparative figures, including prior year, have been re-presented for the reallocation. As re-presented SG&A expenses for the second quarter increased 22% to $52.4 million due to increased activity levels, higher tendering costs and infrastructure build up costs in South America and in Asia and the Middle East, compared to the same period in 2006.

Net operating income from continuing operations for the second quarter was $88.5 million compared to $78.0 million for the same period in 2006, as a result of a higher level of activity, particularly in West Africa, partly offset by some projects currently performing below expectations.

The tax charge for the quarter was $42.2 million, an effective rate for the quarter of 44%. This reflected an underlying charge of 32% on operations for the full year and a one off provision in respect of reassessment of provisions for ongoing tax audits by the relevant authorities.

Net income from continuing operations was $51.5 million compared to $59.6m for 2006, reflecting the impact of the higher tax charge. After including income of $0.6 million from discontinued operations, net income from all operations for the quarter ended May 31, 2007, was $52.1 million. This compares to $74.0 million for the same period in 2006 in which an $18.7 million gain on disposal of discontinued operations was recorded.

The cash and cash equivalents position at the quarter end was $500.2 million, compared to $728.7 million as at February 28, 2007. This reduction is due to lower cash generation from operations, caused mainly by slippage outside the period of major receipts from a few clients and the ongoing capital expenditure and share buyback programmes. In addition, total advance billings at the quarter end were $209.7 million compared to $243.9 million as at February 28, 2007.

At quarter end, as a result of the share buyback programme, Acergy S.A. held directly 6,422,314 of its own shares representing 3.3% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.5% of the total issued shares.

                                                        [GRAPHIC OMITTED] ACERGY

UPDATED FULL YEAR GUIDANCE
Revenue expectations for the full year are now expected to be in the range of $2.7-$2.8 billion. The Adjusted EBITDA percentage margin is expected to show continued improvement over the result achieved for the full year in 2006 as previously stated. The tax rate for the full year 2007 is expected to be approximately 35%. Capital expenditure is expected to be $220 million in commitment for 2007 with a cash expenditure of $230 - $250 million. Increased capital expenditure commitments over earlier guidance represent growth in existing ship conversion costs of approximately $20 million as well as further new investment of approximately $50 million reflecting continued confidence in our market growth.

CURRENT TRADING
The backlog for continuing operations as at May 31, 2007 was $3.0 billion, of which $1.4 billion is for execution throughout the remainder of 2007. The Group also held an additional $522 million in pre-backlog at the quarter end. A $3.0 billion backlog is another milestone for the company.

          IN $ MILLIONS AS AT:      MAY.31.07     FEB.28.07     MAY.31.06
          --------------------     -----------   -----------   -----------
          Backlog                        3,031         2,557         2,470
          Pre-Backlog(1)                   522           470           489

          (1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

OUTLOOK
The contract award process of major SURF projects bid over the last six to nine months remains slow, particularly for West Africa, due to local issues, such as the elections in Nigeria and some bid prices being higher than client expectations. There are now indications that this process is advancing with a number of projects expected to be awarded by year-end. With engineering resources and construction assets remaining at full utilisation, market conditions are expected to continue to be firm, even though uncertainties in the timing of the award of major contracts may continue to make future revenues in 2008 and 2009 volatile on a quarterly basis.

--------------------------------------------------------------------------------
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
--------------------------------------------------------------------------------

(1).Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are an important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the group's operating results or

                                                        [GRAPHIC OMITTED] ACERGY

cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation, excluding impairment charges of long lived tangible assets and gains and losses on disposal of subsidiaries and long lived tangible assets. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ships conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                                        [GRAPHIC OMITTED] ACERGY

CONFERENCE CALL INFORMATION                            REPLAY FACILITY DETAILS
----------------------------------------------------   -----------------------------------------------------------
Lines will open 30 minutes prior to conference call.   This  facility  is  available  from 6pm UK Time (1pm  EDT*)
                                                       Wednesday  July 11,  2007  until 12  midnight  UK Time (7pm
Date: Wednesday July 11, 2007                          EDT*) Tuesday July 17, 2007.
Time: 3.00pm UK Time (10am EDT*)

Conference Dial In Numbers:                            Conference Replay Dial In Numbers:
---------------------------                            ----------------------------------
UK Toll Free   : 0800 073 8965                         UK Toll Free           : 0800 953 1533
USA Toll Free  : + 1 866 832 0732                      USA Toll Free          : + 1 866 247 4222
France         : + 33 (0) 1 70 70 07 85                France                 : + 33 (0) 1 76 70 02 44
Norway         : + 47 21 56 32 56                      Norway Toll Free       : 0800 165 34
Italy          : + 39 023 600 7812                     Netherlands Toll Free  : 0800 023 4610
Netherlands    : + 31 (0) 20 7133 453                  Germany Toll Free      : + 49 (0) 692 222 4911
Germany        : + 49 (0) 692 222 204 77

International Dial In: +44 (0) 1452 560 210            International Dial In:   +44 (0) 1452 550 000
Conference ID : 5333364                                Passcode : 5333364#

(*Eastern Daylight Time)

Alternatively a live webcast and a playback facility will be available on the Group's website www.acergy-group.com

CONTACTS:
Julian Thomson / Karen Menzel
Acergy S.A.
UK +44 20 7290 1743 / 1744
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

                                  - End Text -

                                - Tables Follow -

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                                   THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                            --------------------------------    --------------------------------
                                                             MAY 31, 2007      May 31, 2006      MAY 31, 2007      May 31, 2006
                                                            --------------    --------------    --------------    --------------
                                                              UNAUDITED         Unaudited         UNAUDITED         Unaudited
Net operating revenue from continuing operations                     634.0             536.8           1,199.8             904.4
Operating expenses                                                  (513.2)           (425.2)           (988.6)           (737.6)
                                                            --------------    --------------    --------------    --------------
Gross profit                                                         120.8             111.6             211.2             166.8

Share of net income of non-consolidated joint ventures                14.3               8.6              16.7              14.1
Selling, general and administrative expenses (a)                     (52.4)            (42.9)            (97.1)            (76.3)
Impairment of long-lived tangible assets                              (0.2)                -              (0.2)                -
Gains/(losses) on disposal of long-lived tangible assets               5.9                 -               6.8              (0.4)
and subsidiaries
Other operating income (loss), net                                     0.1               0.7               0.6               1.4
                                                            --------------    --------------    --------------    --------------
Net operating income from continuing operations                       88.5              78.0             138.0             105.6

Interest income/(expense), net                                         4.0               2.5               9.0               5.0
Foreign currency exchange gains (losses), net                          1.5               2.4              (0.8)              2.9
                                                            --------------    --------------    --------------    --------------
Net income before minority interest and taxes from
 continuing operations                                                94.0              82.9             146.2             113.5
Minority interests                                                    (0.3)              0.4              (1.1)              1.3
                                                            --------------    --------------    --------------    --------------
Net income before income taxes from continuing operations             93.7              83.3             145.1             114.8
Income tax provision                                                 (42.2)            (23.7)            (57.4)            (34.7)
                                                            --------------    --------------    --------------    --------------
Net income from continuing operations                                 51.5              59.6              87.7              80.1
Income (loss) from discontinued operations                             0.6              (4.3)              4.8              (0.3)
Gain on disposal of discontinued operations                              -              18.7                 -              35.1
                                                            --------------    --------------    --------------    --------------
Net income                                                            52.1              74.0              92.5             114.9
                                                            ==============    ==============    ==============    ==============
PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
  Basic
  Continuing operations                                               0.28              0.31              0.46              0.42
  Discontinued operations                                                -              0.07              0.03              0.18
                                                            --------------    --------------    --------------    --------------
  Net earnings                                                        0.28              0.38              0.49              0.60
                                                            ==============    ==============    ==============    ==============
  Diluted

  Continuing operations                                               0.26              0.30              0.44              0.40
  Discontinued operations                                                -              0.07              0.02              0.18
                                                            --------------    --------------    --------------    --------------
  Net earnings                                                        0.26              0.37              0.46              0.58
                                                            ==============    ==============    ==============    ==============
Weighted average number of Common Shares
And Common Share equivalents outstanding
  Basic                                                              187.2             192.6             189.0             192.4
  Diluted                                                            212.0             197.9             214.5             197.5

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                                81.0              57.5             131.3              94.2
Depreciation and amortisation                                         18.2              13.7              35.3              27.9
Dry-dock amortisation                                                  3.9               3.7               7.8               7.0

(a) Selling, general and administrative expenses have been re-presented to reflect a reclassification of certain costs previously charged to operating costs.

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                     AS AT          As at          As at
                                                                    MAY 31,        May 31,      November 30,
                                                                      2007          2006           2006
                                                                  -----------    -----------    ------------
                                                                   UNAUDITED      Unaudited      Audited(a)
ASSETS
  Cash and cash equivalents                                             500.2          302.9           717.5
  Assets held for sale                                                   12.5           16.7            16.7
  Other current assets                                                  704.4          548.6           669.4
  Long-lived tangible assets, net of accumulated depreciation           721.0          520.7           645.6
  Other non-current assets                                              185.3          126.3           160.0
                                                                  -----------    -----------    ------------
    Total assets                                                      2,123.4        1,515.2         2,209.2
                                                                  ===========    ===========    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt                                       3.2            0.8             2.4
  Other current liabilities                                             911.9          854.1           917.1
  Long term debt                                                        506.3            8.7           507.1
  Other non-current liabilities                                          63.7           42.7            64.2
  Minority Interests                                                     14.5           13.4            18.7
  Shareholders' equity
    Common Shares                                                       389.9          387.8           389.0
    Paid-in-surplus                                                     482.2          469.0           475.0
    Accumulated deficit                                                (137.0)        (276.1)         (154.3)
    Accumulated other comprehensive income                                6.4           15.8             7.5
    Treasury stock                                                     (117.7)          (1.0)          (17.5)
                                                                  -----------    -----------    ------------
      Total shareholders' equity                                        623.8          595.5           699.7
                                                                  -----------    -----------    ------------
      Total liabilities and shareholders' equity                      2,123.4        1,515.2         2,209.2
                                                                  ===========    ===========    ============

(a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                        FOR SIX MONTHS ENDED MAY 31, 2007
                                 (in $ millions)

Balance, November 30, 2006                        (154.3)
Net income for six months ended May 31, 2007        92.5
Dividends declared                                 (37.5)
Loss on sale of Treasury Stock                     (37.7)
                                               ---------
Balance, May 31, 2007                             (137.0)
                                               =========

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Company has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                          ACERGY       ACERGY                    ACERGY
FOR THE THREE MONTHS ENDED                  ACERGY       NORTHERN      NORTH        ACERGY       ASIA &
MAY 31, 2007                               AFRICA &      EUROPE &     AMERICA &      SOUTH       MIDDLE       ACERGY
(in $ millions)                         MEDITERRANEAN     CANADA      MEXICO(b)     AMERICA       EAST      CORPORATE     TOTAL
-------------------------------------   -------------   ----------   -----------   ---------    --------   -----------   -------
Net operating revenue - external(a)             346.4        216.2           0.2        53.9        16.9           0.4     634.0
Income (loss) from operations                    51.7         32.2           0.2        (0.1)       (1.4)          5.9      88.5
  Interest income, net                                                                                                       4.0
  Foreign exchange gain                                                                                                      1.5
Income before taxes and minority interests from continuing operations                                                       94.0

                                                          Acergy       Acergy                    Acergy
For the three months ended                  Acergy        Northern      North        Acergy      Asia &
May 31, 2006                               Africa &      Europe &     America &      South       Middle       Acergy
(in $ millions)                         Mediterranean     Canada      Mexico(b)     America       East      Corporate     Total
-------------------------------------   -------------   ----------   -----------   ---------    --------   -----------   -------
Net operating revenue - external(a)             250.2        214.3          25.9         17.1       29.3             -     536.8
Income (loss) from operations                    41.2         30.9          (0.5)         1.7        0.2           4.5      78.0
  Interest income, net                                                                                                       2.5
  Foreign exchange gain                                                                                                      2.4
Income before taxes and minority interests from continuing operations                                                       82.9

                                                          ACERGY        ACERGY                     ACERGY
FOR THE SIX MONTHS ENDED                   ACERGY         NORTHERN      NORTH         ACERGY       ASIA &
MAY 31, 2007                              AFRICA &        EUROPE &     AMERICA &       SOUTH       MIDDLE       ACERGY
(in $ millions)                         MEDITERRANEAN     CANADA      MEXICO(b)       AMERICA       EAST       CORPORATE     TOTAL
-------------------------------------   -------------    ----------   -----------    ---------    --------    -----------   --------
Net operating revenue - external(a)             628.2         454.1           0.6         83.7        32.4            0.8   1,199.8
Income (loss) from operations                    63.7          71.5          (0.6)        (2.9)       (0.1)           6.4     138.0
  Interest income, net                                                                                                          9.0
  Foreign exchange loss                                                                                                        (0.8)
Income before taxes and minority interests from continuing operations                                                         146.2

                                                          Acergy       Acergy                    Acergy
For the six months ended                    Acergy       Northern      North         Acergy      Asia &
May 31, 2006                               Africa &      Europe &     America &      South       Middle       Acergy
(in $ millions)                         Mediterranean     Canada      Mexico(b)     America       East      Corporate     Total
-------------------------------------   -------------   ----------   -----------   ---------    --------   -----------   -------
Net operating revenue - external(a)             459.1        315.4          35.3        32.0       62.6             -      904.4
Income (loss) from operations                    61.5         37.8           0.7         2.5        3.5          (0.4)     105.6
  Interest expense, net                                                                                                      5.0
  Foreign exchange gain                                                                                                      2.9
Income before taxes and minority interests from continuing operations                                                      113.5

                                                        [GRAPHIC OMITTED] ACERGY

(a) Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended May 31, 2007. The revenue from these clients was $300.8 million and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. Two clients in the six months period ended May 31, 2007 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $492.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended May 31, 2006, three clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $346.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the six months period ended May 31, 2006 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $542.4 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(b)  Gains/losses from discontinued operations are excluded.

                                                        [GRAPHIC OMITTED] ACERGY

                          ACERGY S.A. AND SUBSIDIARIES
       RECONCILIATION OF NET OPERATING INCOME FROM CONTINUTING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                                    THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                            ---------------------------------    ---------------------------------
                                                             MAY 31, 2007        May 31,2006      MAY 31, 2007       May 31,2006
                                                            --------------     --------------    --------------     --------------
                                                               UNAUDITED          Unaudited         UNAUDITED          Unaudited
Net operating income from continuing operations                       88.5               78.0             138.0              105.6
ADJUSTMENTS:
Add back
Depreciation and amortisation, including dry-docking                  22.1               17.4              43.1               34.9
 amortisation
Non-recurring items
Impairment of long-lived tangible assets                               0.2                  -               0.2                  -
(Gains)/losses on disposal of subsidiaries and long-lived             (5.9)                 -              (6.8)               0.4
tangible assets
                                                            --------------     --------------    --------------     --------------
Adjusted EBITDA                                                      104.9               95.4             174.5              140.9
                                                            --------------     --------------    --------------     --------------
Net operating revenue from continuing operations                     634.0              536.8           1,199.8              904.4
                                                            --------------     --------------    --------------     --------------
Adjusted EBITDA %                                                     16.5%              17.8%             14.5%              15.6%
                                                            --------------     --------------    --------------     --------------

                          ACERGY S.A. AND SUBSIDIARIES
              RECONCILIATION OF INCOME FROM CONTINUTING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                                    THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                            ---------------------------------     ---------------------------------
                                                             MAY 31, 2007        May 31,2006       MAY 31, 2007       May 31,2006
                                                            --------------     --------------     --------------     --------------
                                                               UNAUDITED          Unaudited          UNAUDITED          Unaudited
Net income from continuing operations                                 51.5               59.6               87.7               80.1
ADJUSTMENTS:
Depreciation and amortisation, including dry-docking                  22.1               17.4               43.1               34.9
amortisation
Impairment of long-lived tangible assets                               0.2                  -                0.2                  -
(Gains)/losses on disposal of long-lived tangible assets              (5.9)                 -               (6.8)               0.4
and subsidiaries
Interest income, net                                                  (4.0)              (2.5)              (9.0)              (5.0)
Income tax provision                                                  42.2               23.7               57.4               34.7
Foreign currency exchange losses (gain)                               (1.5)              (2.4)               0.8               (2.9)
Minority Interests                                                     0.3               (0.4)               1.1               (1.3)
                                                            --------------     --------------     --------------     --------------
Adjusted EBITDA                                                      104.9               95.4              174.5              140.9
                                                            --------------     --------------     --------------     --------------
Net operating revenue from continuing operations                     634.0              536.8            1,199.8              904.4
                                                            --------------     --------------     --------------     --------------
Adjusted EBITDA %                                                     16.5%              17.8%              14.5%              15.6%
                                                            --------------     --------------     --------------     --------------